UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM F-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
INCO LIMITED
(Exact Name of Registrant as Specified in Its Charter)

CANADA	N/A	98-0000676
	(Primary Standard Industrial	(I.R.S. Employer Identification
(Province or other jurisdiction of	Classification Code Number (if	Number (if applicable))
incorporation or organization)	applicable))
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Address and Telephone Number of Registrant’s Principal Executive Offices)
International Nickel Inc.
Park 80 West — Plaza Two
Saddle Brook, NJ 07663
(201) 368-4800
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
of Agent for Service in the United States)
Copies to:

Stuart F. Feiner, Esq.	Donald R. Crawshaw, Esq.
Executive Vice-President, General	Sullivan & Cromwell LLP
Counsel & Secretary	125 Broad Street
Inco Limited	New York, New York 10004-2498
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
1.	Home Jurisdiction Document.
(a)	Offer to Purchase and Circular dated October 24, 2005, including Letter of Transmittal, Notice of Guaranteed Delivery and Letter to Shareholders. (1)

(b)	Notice of Extension dated December 14, 2005. (2)

(c)	Notice of Extension dated January 19, 2006.
2.	Informational Legends.
(a)	See the inside front cover page of the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the inside front cover page of the Notice of Extension dated December 14, 2005. (2)

(c)	See the inside front cover page of the Notice of Extension dated January 19, 2006.
3.	Incorporation of Certain Information by Reference.
(a)	As required by this Item, the Offer to Purchase and Circular dated October 24, 2005 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of the Registrant at Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, Canada, M5H 4B7 or by telephone at 416-361-7511, or the Secretary of Falconbridge at Falconbridge Limited, 181 Bay Street West, Suite 200, BCE Place, Toronto, Ontario, Canada, M5J 2T3 or by telephone at 416-982-7111. (1)

(b)	As required by this Item, the Notice of Extension dated December 14, 2005 provides that copies of the documents incorporated by reference may be obtained on request without charge from the Secretary of Falconbridge at Falconbridge Limited, 181 Bay Street West, Suite 200, BCE Place, Toronto, Ontario, Canada, M5J 2T3 or by telephone at 416-982-7111. (2)

4.	List of Documents Filed with the Commission.
(a)	See the heading “Documents Filed as part of the U.S. Registration Statement” in the Offer to Purchase and Circular dated October 24, 2005. (1)

(b)	See the heading “Registration Statement Filed with the SEC” in the Notice of Extension dated December 14, 2005. (2)

(c)	See the heading “Registration Statement Filed with the SEC” in the Notice of Extension dated January 19, 2006.

(1)	Previously filed with the Registrant’s Form F-8 (File No. 333-129218) filed October 24, 2005.

(2)	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (File No. 333-129218) filed December 15, 2005.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about the securities that are the subject of the Offer and it is an offence to claim otherwise.
The Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.
January 19, 2006
NOTICE OF EXTENSION
by
INCO LIMITED
in respect of its
OFFER TO PURCHASE
all of the outstanding common shares of
FALCONBRIDGE LIMITED
on the basis of, at the election of each holder,
                         (a) Cdn.$34.00 in cash; or

                         (b) 0.6713 of a common share of Inco Limited and Cdn.$0.05 in cash, for each common share of Falconbridge Limited subject, in each case, to proration as described in Inco Limited’s Offer dated October 24, 2005 (the “Original Offer”).
On January 12, 2006 Inco Limited (“Inco” or the “Offeror”) announced that it would be further extending its Original Offer, as previously extended by a notice of extension dated December 14, 2005, to purchase all of the issued and outstanding common shares of Falconbridge Limited (“Falconbridge”) (together with associated rights issued and outstanding under the shareholder rights plan of Falconbridge, the “Falconbridge Shares”) by extending the Expiry Time of the Offer to 8:00 p.m. (Toronto time) on February 28, 2006.
This notice of extension (the “Notice of Extension”) should be read in conjunction with the Offer and Circular, dated October 24, 2005, the Letter of Transmittal and the Notice of Guaranteed Delivery that accompanied the Offer and Circular, and the notice of extension dated December 14, 2005 (the “First Extension”), all the provisions of which are incorporated herein by reference. Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Original Offer as amended or supplemented by the First Extension and this Notice of Extension.
The Offer has been extended and is now open for acceptance until 8:00 p.m. (Toronto time) on February 28, 2006 (the “Expiry Time”), unless accelerated, further extended or withdrawn.
Shareholders who have validly deposited and not withdrawn their Falconbridge Shares need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and duly execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer and Circular, or a facsimile thereof, and deposit it, together with certificates representing their Falconbridge Shares and all other documents required by the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular, or a facsimile thereof. Any Shareholder having Falconbridge Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Falconbridge Shares under the Offer.
Questions and requests for assistance may be directed to RBC Dominion Securities Inc. in Canada or RBC Capital Markets Corporation in the United States (collectively, the “Dealer Manager”), CIBC Mellon Trust Company (the “Depositary”) or MacKenzie Partners, Inc. (the “Information Agent”). Additional copies of this Notice of Extension, the First Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from the Dealer Manager, the Depositary or the Information Agent at their respective addresses shown on the last page of this document.
This Notice of Extension does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:
RBC Capital Markets

In Canada:	In the United States:
RBC Dominion Securities Inc.	RBC Capital Markets Corporation

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      The Offer is made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular, the First Extension and this Notice of Extension in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer and Circular and the First Extension have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
      Shareholders in the United States should be aware that the disposition of Falconbridge Shares and the acquisition of Inco Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Circular and such holders are urged to consult their tax advisors. See Section 21 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 23 of the Circular, “Certain U.S. Federal Income Tax Considerations”.
      The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is incorporated under the laws of Canada, that some or all of its officers and directors may reside outside the United States, that the Canadian Dealer Manager for the Offer and some or all of the experts named herein may reside outside the United States, and that a substantial portion of the assets of the Offeror and Falconbridge and the above-mentioned persons are located outside the United States.
      THE SECURITIES OFFERED PURSUANT TO THE OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR, THE FIRST EXTENSION OR THIS NOTICE OF EXTENSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
      Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the Falconbridge Shares to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.
CURRENCY EXCHANGE RATE INFORMATION
      In this Notice of Extension, unless otherwise indicated, all references to ‘$” or “dollars” refer to United States dollars and references to “Cdn.$” refer to Canadian dollars. On January 18, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate of the Bank of Canada was Cdn.$1.1726.
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
      This Notice of Extension contains forward-looking statements that are subject to risks and based on a number of assumptions and other factors. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
INFORMATION CONCERNING FALCONBRIDGE
      The information concerning Falconbridge contained in the Offer and Circular, as amended or supplemented, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although Inco has no knowledge that would indicate any statements contained herein relating to Falconbridge taken from or based upon such documents and records are untrue or incomplete, neither Inco nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Falconbridge taken from or based upon such documents or records, or for any failure by Falconbridge to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Inco.

ii

NOTICE OF EXTENSION
January 19, 2006

TO:	THE HOLDERS OF COMMON SHARES OF FALCONBRIDGE
      By notice to the Depositary and as set forth in this Notice of Extension, Inco has extended its Original Offer dated October 24, 2005, as amended or supplemented by the notice of extension dated December 14, 2005, to purchase all of the issued and outstanding Falconbridge Shares other than any Falconbridge Shares owned directly or indirectly by Inco and including Falconbridge Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any securities of Falconbridge that are convertible into or exchangeable or exercisable for Falconbridge Shares (other than SRP Rights), on the basis of, at the election of the Shareholder:

(a)	Cdn.$34.00 in cash in respect of each Falconbridge Share held; or

(b)	0.6713 of an Inco Share and Cdn.$0.05 in cash in respect of each Falconbridge Share held, in each case, as elected by the Shareholder in the applicable Letter of Transmittal, and subject to pro ration as set out in the Original Offer.
      Except as otherwise set forth in this Notice of Extension, the terms and conditions of Inco’s offer to purchase the Falconbridge Shares as previously set forth in the Original Offer, as amended or supplemented by the First Extension, continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, the First Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery, the provisions of which are incorporated herein by reference.
      Unless the context requires otherwise or unless otherwise defined, defined terms used in this Notice of Extension have the same meaning as in the Offer and Circular. The term “Offer” means the Original Offer, as amended or supplemented by the First Extension and this Notice of Extension.
1.   Extension of the Offer
      Inco has extended the Offer by extending the Expiry Time for the Offer from 8:00 p.m. (Toronto time) on January 27, 2006 to 8:00 p.m. (Toronto time) on February 28, 2006. Accordingly, the definition of “Expiry Date” in the Original Offer, as amended by the First Extension, is deleted in its entirety and replaced with the following definition:

“	Expiry Date” means February 28, 2006 or such other date as is set out in a notice of variation of the Offer issued at any time and from time to time accelerating or extending the period during which Falconbridge Shares may be deposited under the Offer.
2.   Withdrawal of Deposited Falconbridge Shares
      Except as otherwise provided in Section 4 of the Offer to Purchase, “Withdrawal Rights”, all deposits of Falconbridge Shares to the Offer will be irrevocable. Unless otherwise required or permitted by applicable Laws, any Falconbridge Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)	at any time before the Falconbridge Shares have been taken up by Inco pursuant to the Offer;

(b)	if the Falconbridge Shares have not been paid for by Inco within three business days after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)	a notice of change relating to a change in the information contained in the Offer, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Inco Shares), in the event that such change occurs at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Falconbridge Shares where the Expiry Time is not extended for more than 10 days);

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Shares have not been taken up by the Offeror at the date of the notice.
      Withdrawals may not be rescinded and any Falconbridge Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Falconbridge Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer to Purchase, “Manner of Acceptance”.
      Shareholders are referred to Section 4 of the Offer to Purchase, “Withdrawal Rights”, for a description of the procedures for exercising the right to withdraw Falconbridge Shares deposited under the Offer.
3.   Take Up of and Payment for Deposited Falconbridge Shares
      Upon the terms and subject to the conditions of the Offer (including, without limitation, the conditions specified in Section 5 of the Offer to Purchase, “Conditions of the Offer”, and, if the Offer is further extended or varied, the terms and conditions of any such extension or variation), Inco will take up Falconbridge Shares validly deposited under the Offer and not withdrawn pursuant to Section 4 of the Offer to Purchase, “Withdrawal Rights”, not later than 10 calendar days after the Expiry Time and will pay for the Falconbridge Shares taken up as soon as possible, but in any event not later than three business days after taking up the Falconbridge Shares. Any Falconbridge Shares deposited under the Offer after the date on which Inco first takes up Falconbridge Shares will be taken up and paid for not later than 10 calendar days after such deposit.
      Shareholders are referred to Section 6 of the Offer to Purchase, “Take Up of and Payment for Deposited Shares”, for details as to the take up of and payment for Falconbridge Shares under the Offer.
4.   Recent Developments
Regulatory Clearances
      Inco and Falconbridge have been proceeding on an expedited basis to meet all information and other requests from antitrust/ competition authorities in connection with obtaining the required regulatory clearances for this transaction. The two companies have continued to work with the U.S. Department of Justice and the competition authorities in Europe and Canada and as of January 18, 2006 had submitted documents and other information to be in substantial compliance with the U.S. Department of Justice’s “second request” for additional information that each company received in mid-November 2005. Inco also expects to have completed, with the assistance of Falconbridge, on or about January 20, 2006 the submission to the European Commission of its comprehensive notification, referred to as a Form CO, covering the transaction. As is typical in transactions of this nature, these processes have involved the submission of a wide range and large volume of documents and information and have also entailed ongoing discussions with the relevant authorities.
      Inco expects to move forward with its ongoing discussions with these authorities concerning the possible divestiture of certain Falconbridge assets and marketing organizations or other alternative remedy, if required, with the objective of obtaining the necessary clearances from these authorities in the shortest possible timeframe. Based upon the remaining applicable review periods governing the regulatory clearance processes, Inco currently expects to be advised by these authorities by mid-to-late February 2006 whether such possible divestiture or other alternative remedy would be required to resolve any competitive concerns that these authorities perceive in the context of the pending acquisition.
      On January 12, 2006, Inco and Falconbridge amended the Support Agreement so that, in the event the Competition Clearance Conditions (as defined in the Support Agreement) are not satisfied or waived by the Expiry Time, Inco will extend the Offer, subject to the terms of the Support Agreement, through one or more extensions for such number of days as does not exceed the lesser of: (i) an additional 120 days from the Initial Expiry Time (as defined in the Support Agreement); and (ii) such number of days as required for the Competition Clearance Conditions to be satisfied.

      Management’s expectations with respect to satisfaction of the Competition Clearance Conditions on a timely basis are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
Recent Nickel Market and Other Developments
      The London Metal Exchange (LME) benchmark cash nickel price averaged $12,628 per tonne ($5.73 per pound) for the fourth quarter of 2005, as compared with a third quarter 2005 average of $14,567 per tonne ($6.61 per pound). For the month of December 2005, the LME cash nickel price has averaged $13,429 per tonne ($6.09 per pound) and has averaged $14,391 per tonne ($6.53 per pound) over the January 3-19, 2006 period.
      Inco believes that the oversupply condition in nickel-containing stainless steel, the principal end-use for primary nickel, created during the first half of 2005, had an effect on nickel prices for most of the second half of 2005. This oversupply condition has been largely corrected and the first two weeks of January 2006 have reflected renewed growth in global stainless steel production and demand. Inco currently believes that overall nickel market fundamentals remain relatively strong and a number of leading economic indicators, which have historically represented barometers of nickel demand, remain positive. Non-stainless steel markets for nickel have continued to reflect very favourable growth, as nickel demand in such non-stainless steel applications as high nickel alloys used in the aerospace industry in the United States and Europe and plating in China continues to be extremely strong. Growth in these non-stainless steel markets for nickel has also been enhanced by increased activity in those end-uses for nickel relating to oil and gas and liquid natural gas exploration and production as well as hybrid automobiles. Nickel supply growth has continued to be slow as a result of the underinvestment in new projects and recent production disruptions that have curtailed output from several producers, and Inco believes that producer nickel inventories remain at historically low levels. LME inventories as of year-end 2005 were, however, higher than year-end levels for the previous several years.
      The LME benchmark cash copper price averaged $4,297 per tonne ($1.95 per pound) for the fourth quarter of 2005 and $4,577 per tonne ($2.08 per pound) for December 2005 as compared with a third quarter 2005 average of $3,753 per tonne ($1.70 per pound). For the January 3-19, 2006 period the LME cash copper price averaged $4,675 per tonne ($2.12 per pound).
      Copper prices continue to be driven by critically low inventories, supply constraints, operating disruptions and strong investment fund interest in copper. While global copper demand for 2005 was relatively soft, the ongoing economic growth in the United States and the rebuilding of housing and electrical infrastructure in the geographic region of the United States that was adversely affected by the 2005 hurricane season are expected to result in relatively strong demand for copper-bearing products over at least the next 18 months. Outlook for copper demand in such other key markets as China and India continues to be strong.
      Benchmark prices for certain of the platinum-group metals produced by Inco have in early January 2006 remained at or near the multi-year highs reached in December 2005. Demand growth for these metals has been driven largely by strength in such key end-use markets as automobile catalysts and jewellery applications, coupled with what Inco believes has been renewed buying interest by investment funds in these metals, while supply has not kept pace with demand growth.
      There have been no unusual developments in Inco’s business or operations that adversely affected production in the fourth quarter of 2005 or over the January 1-18, 2006 period. The Company’s nickel unit cash cost of sales before and after by-product credits continue to be adversely affected by a number of previously indicated factors, including energy costs.
      Management’s expectations with respect to nickel prices, nickel demand, the resumption of stainless steel production growth and demand, and copper and copper-bearing products demand are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
Goro Project
      As of the end of December 2005, the engineering work required for the construction of the Goro project in New Caledonia was approximately 67 per cent complete. Construction on site, including earthworks, foundation work and work on the port facilities, has proceeded, subject to delays in the receipt of certain permits required for construction, largely on schedule. Inco currently expects that start-up of the project will be in late 2007. The project continues to experience cost pressures related principally to commodities and other materials required for construction, including for fuel and hydrocarbon-based products.
      Taking into account the cost pressures for such construction materials and other input costs, the currently anticipated trends in such costs and the latest regulatory requirements applicable to the project, including those for the configuration of the project’s residue storage facility area, Inco currently believes that, if it were to formally update its latest forecast for the capital cost for Goro’s mine, process plant and infrastructure of $1.878 billion with a -5 per cent plus 15 per cent confidence level, such updated forecast would be expected to be at the high end of the plus 15 per cent confidence level. As part of its ongoing work on the project, Inco has implemented a number of systems to monitor all key costs trends which could affect the capital cost forecast. Inco currently expects to be in a position to have a definitive cost estimate, reflecting all relevant factors at that time, and which is currently expected to be subject to a confidence or accuracy level developed as part of that estimate, sometime in the second quarter of 2006 when engineering is expected to be at least 80 per cent complete and all major construction contracts are expected to have been awarded.
      While there were a number of boycotts and other actions in New Caledonia in December 2005 which adversely affected the operations of Eramet and its subsidiary, Société le Nickel, and the Goro project, these actions, given their limited duration with respect to Goro, did not have any significant adverse effect on the project’s construction schedule or capital cost. If these or similar actions were to reoccur and exist for any extended period of time, they could have a substantial adverse effect on such schedule and/or capital cost for the project.
      Management’s capital cost estimates for the Goro project are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
Falconbridge’s Koniambo Project
      As of the end of December 2005, final agreements were put in place by and among Falconbridge, Société Miniére du sud Pacifique (SMSP), and other relevant parties to provide for the transfer of the Koniambo orebody in New Caledonia to Koniambo Nickel SAS, a company owned 49 per cent by Falconbridge and 51 per cent by SMSP. Falconbridge announced in late December 2005 that it had met the relevant conditions for this transfer to take place, including having placed firm orders for at least $100 million in total for equipment and services relating to the project.
      It is currently planned that the Koniambo project will encompass the construction of a 60,000 tonne per year ferronickel processing plant and related development of the mine site and infrastructure. The capital cost of the project is currently estimated to be $2.2 billion in 2004 dollars excluding interest to be incurred during construction and working capital requirements. The Koniambo orebody is considered to be one of the highest grade laterite deposits in the world.
      Detailed engineering for the project is currently projected to be completed in 2006. Falconbridge expects to receive the necessary construction and operating permits in 2006, enabling the construction phase to commence in 2007. Based on meeting these key milestones, the start-up of the project is expected to occur in 2009 at the earliest.
      Falconbridge has, subject to certain terms and conditions, agreed to arrange for or provide up to 100 per cent of the financing required for the project. Given these financing arrangements, the project’s free cash flow would first be used to service and repay debt incurred to finance the construction of the project before any distributions would be available to the equity owners in the project.
      Capital cost estimates and timing of commencement of construction and start-up of the Koniambo project are subject to various risks and assumptions. See “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” in the Offer and Circular.
Source of Funds
      In late December 2005, Inco entered into a loan agreement with a group of financial institutions, including Morgan Stanley Senior Funding (Nova Scotia) Co., RBC Capital Markets, Goldman Sachs Canada Credit Partners Co. and The Bank of Nova Scotia, as lead arrangers, and Morgan Stanley Senior Funding (Nova Scotia)

Co. and RBC Capital Markets, as joint book running managers, sufficient to provide the approximately $2,550 million in total cash required by Inco for the purchase of all of the Falconbridge Shares pursuant to the Offer. The terms and conditions of the loan agreement were consistent with those of the Commitment Letter as summarized in Section 9 of the Circular, “Source of Funds”.
5.   Additional Inco Documents Incorporated by Reference
      In addition to the documents referred to in Section 1 of the Circular, “Inco Limited — Documents Incorporated by Reference”, any documents of the following type filed by Inco with a securities regulatory authority in Canada on SEDAR after the date of this Notice of Extension and prior to the termination of the Offer shall be deemed to be incorporated by reference into, and form an integral part of, the Offer and Circular:

(a)	an annual report on Form 10-K filed as an annual information form;

(b)	annual financial statements, including notes thereto, and the auditors’ report thereon, and the related management’s discussion and analysis of financial condition and results of operations;

(c)	interim financial statements, including notes thereto, and the related management’s discussion and analysis of financial condition and results of operations;

(d)	financial information about Inco contained in a press release disseminated by or on behalf of Inco relating to an annual or quarterly financial period more recent than Inco’s most recent annual or interim financial statements (and, for greater certainty, only the financial information in such press release, and no other information, shall be deemed to be so incorporated);

(e)	a material change report, except a confidential material change report;

(f)	a business acquisition report;

(g)	a proxy circular and statement in connection with an annual or special meeting of shareholders;

(h)	any other disclosure document which Inco has filed pursuant to an undertaking to a Canadian provincial or territorial securities regulatory authority; and

(i)	any other disclosure document of the type listed in the foregoing subparagraphs which Inco has filed pursuant to an exemption from any continuous disclosure requirement under Canadian securities law.
      In addition to the foregoing, any document filed by Inco with a securities regulatory authority in Canada which specifically states that it is intended to be incorporated by reference in the Offer and Circular shall be deemed to be incorporated by reference in the Offer and Circular.
      Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded, for purposes of the Offer and Circular, to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified shall not constitute a part of the Offer and Circular, except as so modified or superseded.

6.	Additional Falconbridge Documents Incorporated by Reference
      In addition to the documents referred to in Section 2 of the Circular, “Falconbridge — Documents Incorporated by Reference” and Section 6 of the First Extension, “Documents Incorporated by Reference”, any documents of the following type filed by Falconbridge with a securities regulatory authority in Canada on

SEDAR after the date of this Notice of Extension and prior to the termination of the Offer shall be deemed to be incorporated by reference into, and form an integral part of, the Circular:

(a)	annual financial statements, including notes thereto and the auditors’ report thereon, and the related management’s discussion and analysis of financial condition and results of operations;

(b)	interim financial statements, including notes thereto, and the related management’s discussion and analysis of financial condition and results of operations; and

(c)	financial information about Falconbridge contained in a press release disseminated by or on behalf of Falconbridge relating to an annual or quarterly financial period more recent than Falconbridge’s most recent annual or interim financial statements (and, for greater certainty, only the financial information in such press release, and no other information, shall be deemed to be so incorporated).
7.   Variations to the Original Offer
      The Offer and Circular, the First Extension, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to give effect to the variations in the terms and conditions of the Offer and the changes in information to the Offer and Circular set forth in this Notice of Extension.
8.   Offerees’ Statutory Rights
      Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
9.   Registration Statement Filed with the SEC
      A Registration Statement on Form F-8 under the U.S. Securities Act has been filed, which covers the Inco Shares to be issued pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. In addition to the documents listed under the heading, “Documents Filed as Part of the Registration Statement” on page 64 of the Offer and Circular (which Section is separate from and not part of the “Experts” section that immediately precedes it), and the documents listed under the heading, “Registration Statement Filed with the SEC” in the First Extension, an amendment to the Support Agreement has been filed with the SEC as part of the Registration Statement on Form F-8.
10. Directors’ Approval
      The contents of this Notice of Extension have been approved, and the sending of this Notice of Extension to the Shareholders has been authorized, by the Board of Directors of Inco.

AUDITORS’ CONSENT
      We have read the Notice of Extension of Inco Limited dated January 19, 2006, relating to the Offer and Circular furnished with Inco Limited’s Offer dated October 24, 2005 (the “Offer and Circular”) as amended by the Notice of Extension dated December 14, 2005, (the “Notice of Extension”) to purchase all of the issued and outstanding common shares of Falconbridge Limited. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the Offer and Circular of our report to the shareholders of Inco Limited on the audited consolidated financial statements of Inco Limited as at December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as at December 31, 2004. Our report is dated February 14, 2005.
      We also consent to the use in the Notice of Extension of our compilation report dated December 14, 2005 to the Board of Directors of Inco Limited on the pro forma consolidated balance sheet as at September 30, 2005 and the pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2004.

Toronto, Ontario	(Signed) PricewaterhouseCoopers llp

January 19, 2006	Chartered Accountants

CERTIFICATE
      The foregoing, together with the Offer and Circular dated October 24, 2005 and the notice of extension dated December 14, 2005, contain no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. For the purpose of the Province of Québec, the foregoing, together with the Offer and Circular dated October 24, 2005 and the notice of extension dated December 14, 2005, do not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.
Dated: January 19, 2006

By: (Signed) Scott M. Hand	By: (Signed) Robert D.J. Davies
Chairman and Chief Executive Officer	Executive Vice President and Chief Financial Officer

By: (Signed) Chaviva Hosek	By: (Signed) Janice K. Henry
Director	Director

C-1

The Depositary for the Offer is:
CIBC MELLON TRUST COMPANY

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	By Registered Mail, by Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com
The Dealer Manager for the Offer is:
RBC CAPITAL MARKETS

In Canada	In the United States
RBC Dominion Securities Inc.	RBC Capital Markets Corporation
200 Bay Street, 4th Floor Royal Bank Plaza, South Tower Toronto, Ontario M5J 2W7 Canada	Two Embarcadero Center Suite 1200 San Francisco, California 94111 U.S.A.
Telephone: (416) 842-7519	Toll Free: 1-888-720-1216
Toll Free: 1-888-720-1216
The Information Agent for the Offer is:
105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free: (800) 322-2885 (English)

(888) 405-1217 (French)
      Any questions and requests for assistance may be directed by holders of Falconbridge Shares to the Depositary, the Dealer Manager or the Information Agent at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification of Directors and Officers.
     Section 3.12 of Part 3 of By-Law No. 1 of the Registrant provides in part as follows:
     "Indemnity and Insurance. Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Company to indemnify any person under the Act or otherwise, the Company shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a Director or Officer or a director or officer of such body corporate, if,
     (a) he acted honestly and in good faith with a view to the best interests of the Company, and
     (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.”
     The Canada Business Corporations Act provides as of right that, in general, an officer or director, as such, shall be entitled to indemnity if (i) he was not judged by a court or competent authority to have committed any fault or omitted to do anything he ought to have done, (ii) he acted honestly and in good faith with a view to the best interests of the corporation and (iii) where a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful. However, under the Act, no officer or director of the Registrant may be indemnified with respect to any security holder’s derivative action brought pursuant to such Act unless a court of competent jurisdiction has approved the terms of such indemnification.
     The Registrant has an insurance policy that indemnifies directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Exhibits
     A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.
PART III
UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
1.	Undertaking
(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this form.
2.	Consent to Service of Process

On October 25, 2005 the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the

Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.
Exhibit Index

Number	Description
1.1	Certificate and Consent of Qualified Person for Robert A. Horn (Goro) (1)

1.2	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Goro) (1)

1.3	Certificate and Consent of Qualified Person for Dr. Wm. Gordon Bacon (Voisey’s Bay) (1)

1.4	Certificate and Consent of Qualified Person for Lawrence B. Cochrane (Voisey’s Bay) (1)

2.1	Support Agreement between the Registrant and Falconbridge Ltd. dated October 10, 2005, incorporated by reference to Exhibit 2.1 to Form 8-K (Commission File No. 001-01143) filed October 13, 2005

2.2	Soliciting Dealer Manager Agreement between the Registrant and RBC Dominion Securities Inc. dated October 20, 2005 (1)

2.3	Information Agent Agreement dated October 19, 2005 between the Registrant and MacKenzie Partners, Inc. (1)

2.4	Amending Agreement dated January 12, 2006 between the Registrant and Falconbridge Ltd.

3.1	Annual report of the Registrant on Form 10-K for the year ended December 31, 2004 (Commission File No. 001-01143) filed March 15, 2005

3.2	Material change report of the Registrant filed October 12, 2005 concerning the entering into by the Registrant and Falconbridge Limited of the Support Agreement (1)

3.3	Material change report of the Registrant filed August 9, 2005 concerning the appointment of a new Executive Vice-President and Chief Financial Officer of the Registrant effective November 1, 2005 (1)

3.4	Material change report of the Registrant filed April 19, 2005 concerning the approval of the reinstatement of a quarterly cash dividend on the Registrant’s common shares and declaration of a quarterly dividend of $0.10 per share, payable June 1, 2005 to the Registrant’s shareholders of record as of May 16, 2005 (1)

3.5	Unaudited consolidated financial statements of the Registrant, including the notes thereon, as at June 30, 2005, and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference to Item I of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

3.6	Audited consolidated financial statements of the Registrant, including the notes thereon, and together with the auditor’s report, as at and for each of the financial years ended December 31, 2004, 2003 and 2002, incorporated by reference to Item 8 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

3.7	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the year ended December 31, 2004, incorporated by reference to Item 7 of Form 10-K (Commission File No. 001-01143) filed March 15, 2005

3.8	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three and six-month periods ended June 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed August 3, 2005

Number	Description

3.9	Proxy circular and statement of the Registrant dated March 18, 2005 in connection with the annual and special meeting of shareholders held on April 20, 2005 (excluding the sections entitled “Report on Executive Compensation”, “Comparative Shareholder Return” and “Corporate Governance”), incorporated by reference to Exhibit 99 to Form 10-K (Commission File No. 001-01143) filed March 15, 2005

3.10	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at June 30, 2005 and for the three and six-month periods ended June 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

3.11	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three and six-month periods ended June 30, 2005, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on August 9, 2005

3.12	Audited consolidated financial statements of Noranda Inc., including notes thereto, as at December 31, 2004 and 2003 and for each of the years then ended, together with the auditors’ report thereon, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

3.13	Management’s discussion and analysis of financial condition and results of operations of Noranda Inc. for the fiscal year ended December 31, 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Noranda Inc. on March 31, 2005

3.14	Schedule I to the Notices of Special Meetings and Joint Management Information Circular of Noranda Inc. and Falconbridge Limited dated June 2, 2005, being the unaudited pro forma consolidated balance sheet of Falconbridge as at March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the three months ended March 31, 2005, the pro forma consolidated statement of operations of Falconbridge for the year ended December 31, 2004, and the notes thereon, incorporated by reference to Part I of Form F-80 (Commission File No. 333-125634) filed by Noranda Inc. and Falconbridge Limited on June 8, 2005

3.15	Unaudited consolidated financial statements of the Registrant, including the notes thereto, as at September 30, 2005 and December 31, 2004, and for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Item 1 of Form 10-Q (Commission File No. 001-01143) filed October 31, 2005

3.16	Management’s discussion and analysis of financial condition and results of operations of the Registrant for the three and nine-month periods ended September 30, 2005, incorporated by reference to Item 2 of Form 10-Q (Commission File No. 001-01143) filed October 31, 2005

3.17	Unaudited consolidated financial statements of Falconbridge Limited, including notes thereto, as at September 30, 2005 and for the three and nine-month periods ended September 30, 2005 and 2004, incorporated by reference to Exhibit 99.1 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on November 7, 2005

3.18	Management’s discussion and analysis of financial condition and results of operations of Falconbridge Limited for the three and nine-month periods ended September 30, 2005, incorporated by reference to Exhibit 99.2 to Form 6-K (Commission File No. 001-11284) filed by Falconbridge Limited on November 7, 2005

3.19	Report of a Take-Over Bid dated October 24, 2005d (2)

4.1	Consent of Osler, Hoskin & Harcourt LLP (1)

4.2	Consent of PricewaterhouseCooper LLP

4.3	Consent of Ernst & Young LLP

4.4	Consent of Mr. S. Nicholas Sheard (1)

4.5	Consent of Mr. Robert A. Horn (1)

4.6	Consent of Dr. Olivier Tavchandjian (1)

Number	Description

4.7	Consent of Mr. Robert C. Osborne (1)

4.8	Consent of Dr. Lawrence B. Cochrane (1)

5.1	Powers of attorney authorizing certain signatories to execute the Form F-8 (1)

(1)	Previously filed with the Registrant’s Form F-8 (File No. 333-129218) filed October 24, 2005.

(2)	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (File No. 333-129218) filed December 15, 2005.

SIGNATURE
     Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on January 20, 2006.
INCO LIMITED
By: /s/ Stuart F. Feiner
   Stuart F. Feiner
   Executive Vice-President, General Counsel and Secretary
     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Chairman and Chief Executive Officer; Director
/s/ Scott M. Hand	(Principal Executive Officer)
Scott M. Hand
January 20, 2006

Executive Vice-President and Chief Financial Officer
/s/ Robert D.J. Davies	(Principal Financial Officer)
Robert D.J. Davies
January 20, 2006

Vice-President and Comptroller
/s/ Ronald A. Lehtoavaara	(Principal Accounting Officer)
Ronald A. Lehtoavaara
January 20, 2006

Director
*
(Glen A. Barton)
January 20, 2006

Director
*
(Angus A. Bruneau)
January 20, 2006

Director
*
(Ronald C. Cambre)
January 20, 2006

Director
*
(Janice K. Henry)
January 20, 2006

Director
*
(Chaviva M. Hošek)
January 20, 2006

Director
*
(Peter C. Jones)
January 20, 2006

Director
*
(John T. Mayberry)
January 20, 2006

Director

(Francis Mer)
January ___, 2006

Director
*
(David P. O’Brien)
January 20, 2006

Director
*
(Roger Phillips)
January 20, 2006

Director
*
(Richard E. Waugh)
January 20, 2006

INTERNATIONAL NICKEL INC.	Authorized Representative
in the United States
By: /s/ David J. Anderson
Name: David J. Anderson
Title: President

*	Pursuant to powers-of-attorney executed by the directors named above whose names are preceded by an asterisk, Stuart F. Feiner, as attorney-in-fact, does hereby sign this registration statement on behalf of each such directors, in each case in the capacity of director, on the date indicated.
By: /s/ Stuart F. Feiner
Stuart F. Feiner, attorney-in-fact